UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

China MediaExpress Holdings, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
169442 100
(CUSIP Number)
October 15, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Theodore S. Green

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		2,237,840[1]

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		190,160[2](See Item 4)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,237,840[1] (See Item 4)

WITH:	8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,428,000[1,2] (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.44%[3]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* SEE INSTRUCTIONS BEFORE FILLING OUT.
1 Includes 1,800,000 shares issuable pursuant to a warrant which becomes exercisable on December 14, 2009.
2 Consists of (i) 95,080 shares owned by the Sara Green 2007 GST Trust as to which Mr. Green has voting power pursuant to the Voting Agreement, entered into by and between Theodore Green and Sara Green 2007 GST Trust, dated October 17, 2007, and (ii) 95,080 shares owned by the Blair Green 2007 GST Trust as to which Mr. Green has voting power pursuant to the Voting Agreement, entered into by and between Theodore Green and Blair Green 2007 GST Trust, dated October 17, 2007.
3 Based on 23,917,413 shares outstanding as reported by the Issuer on Form 8-K filed on October 16, 2009.

Item 1(a)	Name of Issuer:

The name of the issuer is China MediaExpress Holdings, Inc. (the “Company”).

Item 1(b) Address of Issuer’s Principal Executive Offices:

The Company’s principal executive office is located at Room 2805, Central Plaza, Wanchai Hong Kong.

Item 2(a)	Name of Person Filing:

This Schedule 13G is being filed by Theodore S. Green, a U.S. citizen.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of the Reporting Person is 307 East 87th Street, New York, NY 10128.

Item 2(c)	Citizenship:

Mr. Green is a U.S. citizen.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $.0001 per share.

Item 2(e)	CUSIP No.:

169442 100

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not Applicable.

Item 4	Ownership:

Theodore S. Green
(a) Amount beneficially owned: 2,428,0004

[4]
Includes 1,800,000 shares issuable pursuant to a warrant which becomes exercisable on December 14, 2009. Includes 95,080 shares owned by the Sara Green 2007 GST Trust as to which Mr. Green has voting power pursuant to the Voting Agreement, entered into by and between Theodore Green and Sara Green 2007 GST Trust, dated October 17, 2007. Also includes 95,080 shares owned by the Blair Green 2007 GST Trust as to which Mr. Green has voting power pursuant to the Voting Agreement, entered into by and between Theodore Green and Blair Green 2007 GST Trust, dated October 17, 2007.

(b) Percent of class: 9.44%5
(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: 2,237,8406
(ii) Shared power to vote or direct the vote: 190,1607
(iii) Sole power to dispose or direct the disposition: 2,237,8406
(iv) Shared power to dispose or direct the disposition: -0-

Item 5	Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ ..

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

See response to Item 4.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect.

[5]	Based on 23,917,413 shares outstanding as reported by the Issuer on Form 8-K on October 16, 2009.

[6]	Includes 1,800,000 shares issuable pursuant to a warrant which becomes exercisable on December 14, 2009.

[7]
Consists of (i) 95,080 shares owned by the Sara Green 2007 GST Trust as to which Mr. Green has voting power pursuant to the Voting Agreement, entered into by and between Theodore Green and Sara Green 2007 GST Trust, dated October 17, 2007, and (ii) 95,080 shares owned by the Blair Green 2007 GST Trust as to which Mr. Green has voting power pursuant to the Voting Agreement, entered into by and between Theodore Green and Blair Green 2007 GST Trust, dated October 17, 2007.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 30, 2009

By:	/s/ Theodore S. Green
	Name:	Theodore S. Green

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